

Stuart Bernstein · 3rd in

Boston University

Senior Operator | CEO | COO | CFO | Startup Consultant

Chicago, Illinois, United States · 500+ connections · **Contact info**

Experience



Chief Problem Solver
solve for (x), llc
Nov 2008 – Present · 11 yrs 11 mos
Chicago, Illinois

We help startups start up!

We've helped startups across 28 different sectors, including:

Licensing, Health Care, Tattooing, GIS, Market Research, CPG - Personal Care, Clothing, Co-working Spaces, 3rd Party Logistics, SaaS - Cloud Computing, Cannabis, Confectionery, SaaS - Health Care, Misc. Technology, Blockchain, SaaS - eBooks, Cyber Security, Non-Profit, SaaS - Aviation, Biotechnology, SaaS - Marketplace, Food Service, SaaS - FinTech, CPG -   ...**see mor**



Mentor
1871
Feb 2020 – Present · 8 mos
Chicago, Illinois, United States



CFO
JogAlong Stroller LLC · Contract
Feb 2019 – Present · 1 yr 8 mos

Chicago, Illinois, United States



Co-Founder
Farm & Cask Brewing Company
Jan 2019 – Present · 1 yr 9 mos
Souderton, PA

Brewing isn't our business; it's our way of life.
More to come in Q2 2020.



President & COO
MyStride Health, Inc
Aug 2018 – Feb 2020 · 1 yr 7 mos
Greater Chicago Area

Co-founded, developed business plan and comme

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Education



Boston University
Bachelors, Philosophy and Psychology
1994 – 1998

Skills & Endorsements

Leadership · 52

 Endorsed by **4 of Stuart's colleagues at gateretail**

 Endorsed by **12 people who know Leader**

Management · 47

 Endorsed by **3 of Stuart's colleagues at gateretail**

 Endorsed by **13 people who know Manag**

Strategy · 40

 Endorsed by **LYNN Walsh, who is highly skilled at this**

 Endorsed by **3 of Stuart's colleagues at gateretail**

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Recommendations

Received (15)   Given (5)



Jennifer Brisman
Founder & CEO at VOW

September 21, 2019, Jennifer was a client of Stuart's

Stuart is great to c
thinker-both high le
and our partnership
number of high-val
time.

Deji Wesey
Charismatic Strategy Focused Leader. Relentless Visionary. Toastmaster. Creative Problem Solver. Champion.

March 19, 2019, Deji was a client of Stuart's

It was a pleasure to
background and ex
together, his experi
hallmark of our suc
ideas off of and sor

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